Exhibit 2

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 3 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)*	Price Range ($)	Date of Purchase/Sale

STONEY LONESOME HF LP

Purchase of Common Stock	117,420	3.6929	3.5300 - 3.7350	08/12/2025
Purchase of Common Stock	167,086	3.8763	3.8100 - 3.9450	08/13/2025
Purchase of Common Stock	65,494	3.8888	3.8350 - 3.9150	08/14/2025

* The price reported in column Price Per Security ($) is a weighted average price if a price range is indicated in column Price Range ($). These securities were purchased in multiple transactions at prices between the corresponding price ranges in the applicable row. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of securities purchased at each separate price.